NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS
STRONG THIRD QUARTER 2011 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, November 4, 2011 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that net income attributable to common shareholders for the quarter ended September 30, 2011 was $415 million or $0.72 per diluted share, compared with $159 million or $0.28 per diluted share in the third quarter of 2010.

Funds from operations (“FFO”) for the quarter ended September 30, 2011 was $168 million or $0.30 per diluted common share, compared with $169 million or $0.32 per diluted common share during the same period in 2010.

Commercial property net operating income for the third quarter of 2011 increased to $276 million, compared with $175 million in the third quarter of 2010, largely as a result of the contribution from the Australian portfolio acquired in September 2010 as well as the impact of the consolidation of the U.S. Office Fund.

OUTLOOK

“As of today we have achieved the principal priorities we have set for the year, completing 8.2 million square feet of leasing and recycling capital from mature assets into more accretive opportunities,” stated Ric Clark, chief executive officer of Brookfield Office Properties. “With almost two months to go until year-end, our leasing to date has already surpassed the record results of our 2007 performance. In addition, we completed the recapitalization of the U.S. Office Fund and cleaned up the fund structure through the exercise by our partner of  its call option. Based on our accomplishments to date and our expected results for the fourth quarter, we expect to achieve FFO of $1.12-$1.14 per share for the year, above the high end of our guidance range.”

Highlights of the third quarter include:

Leased 3.0 million square feet of space during the quarter at an average net rent of $30.74 per square foot. The portfolio occupancy rate finished the quarter at 92.6%. Highlights from the quarter include:

Calgary – 776,000 square feet
•	A 10-year lease extension with Talisman Energy for 527,000 square feet at Bankers Hall
•	A 12-year renewal with Bennett Jones Services Ltd. for 161,000 square feet at Bankers Hall

Toronto – 647,000 square feet
•	A three-year renewal and expansion with Department of Justice for 204,000 square feet at Exchange Tower
•	A nine-year renewal with The Manufacturers Life Insurance for 169,000 square feet at 2 Queen Street East

Houston – 406,000 square feet
•	An 11-year renewal and expansion with Plains Marketing for 222,000 square feet at Three Allen Center

New York – 365,000 square feet
•	A 10-year expansion with Societe Generale for 72,000 square feet at 245 Park Avenue

Minneapolis –286,000 square feet
•	A five-year renewal and expansion with RBC Wealth Management for 277,000 square feet at RBC Plaza

Melbourne – 88,000 square feet
•	A ten-year renewal with Gadens Lawyers for 72,000 square feet at Bourke Place

Renewed 767,000 square feet of the Bank of America/Merrill Lynch lease at the World Financial Center, subsequent to quarter-end. Bank of America/Merrill Lynch is renewing 524,000 square feet in Four World Financial Center for a 10-year term and 243,000 square feet in Two World Financial Center for a seven-year term.

Issued C$250 million of preferred shares, Series R, at a price of C$25.00 per share yielding 5.10% per annum for the initial five-year period.

Completed new financings and refinancings totaling $1.1 billion including:

•	$731 million on Australian properties for an average term of three years and an average rate of 7.02%
•	$204 million, three-year financings on two U.S. properties at an average rate of 2.24%
•	$165 million, 10-year financing on a Canadian property at a rate of 4.71%

Increased corporate revolver to $660 million.

Renewed normal course issuer bid. Brookfield Office Properties may purchase on the TSX and/or the NYSE up to 12.5 million common shares, representing approximately 2.5% of its issued and outstanding common shares. During the third quarter, the company repurchased 882,123 shares for a total cost of $13.6 million at an average price of $15.37 per share.

Disposed ownership of non-managed U.S. Office Fund assets and repaid balance of acquisition financing. Brookfield’s partner in the joint venture that acquired the U.S. office assets of Trizec Properties in 2006 exercised its call option on 18 of the office assets it manages in the joint venture in exchange for 100% of its interests in the 38-property portfolio of Brookfield-managed assets. Simultaneous with the exercise of the call option, the partner retired its share of the joint venture debt and assumed the property-specific debt on its managed assets.

Sold Newport Tower in Jersey City, NJ for $378 million, subsequent to quarter-end. The property was just over 60% leased upon acquisition in 2006; today the leased rate stands at approximately 89%. The building achieved LEED Gold certification earlier this year and is in the top 10% of all comparable buildings nationwide in energy efficiency.

Acquired Three Bethesda Metro Center in Bethesda, MD for $150 million. The property is adjacent to the Washington, DC Metro station and located across the street from Brookfield Office Properties’ three Bethesda Crescent office assets.

Acquired Bank of America/Merrill Lynch’s 49% stake in the 1.9-million-square-foot Four World Financial Center  office tower for $264 million, subsequent to quarter-end.

*  *  *

Dividend Declaration
The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on December 30, 2011 to shareholders of record at the close of business on December 1, 2011.  Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares.  The quarterly dividends payable for the Class AAA Series F, G, H, I, J, K, L, N and P preferred shares were also declared payable on December 30, 2011 to shareholders of record at the close of business on December 15, 2011.

Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative, fair value adjustments and income tax expenses. Brookfield Office Properties defines FFO attributable to common shareholders as income before fair value adjustments, income taxes and certain other non-cash items as and when they arise, less non-controlling interests in the foregoing. FFO is determined as FFO from consolidated properties, FFO from equity accounted investments and FFO from discontinued operations. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release.  The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure.  Net operating income and FFO are both measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing third quarter 2011 results on Friday, November 4, 2011 at 11:00 a.m. eastern time.  Scheduled speakers are Ric Clark, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.287.5536, pass code 4453030, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through December 4, 2011 by dialing  888.203.1112, pass code 4453030. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information
Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on November 4, 2011 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 111 properties totaling more than 79 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com

CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	September 30, 2011	December 31, 2010

Assets
Investment properties
Commercial properties	$18,578	$12,742
Commercial developments	1,283	1,050
Equity accounted investments(1)	2,437	2,957
Receivables and other	1,182	1,596
Restricted cash and cash equivalents	70	42
Cash and cash equivalents	274	142
Assets held for sale(2)	354	1,891
Total assets	$24,178	$20,420

Liabilities
Commercial property debt	$10,369	$7,261
Accounts payable and other liabilities	979	936
Deferred tax liabilities	453	366
Liabilities associated with assets held for sale(3)	173	749
Capital securities	971	1,038
Total liabilities	12,945	10,350
Equity
Preferred equity	1,095	848
Common equity	8,708	7,959
Total shareholders’ equity	9,803	8,807
Non-controlling interests	1,430	1,263
Total equity	11,233	10,070
Total liabilities and equity	$24,178	$20,420
Book value per common share	$17.19	$15.75
Book value per common share – pre-tax	$18.06	$16.46

(1)	Includes properties and entities held through joint ventures and associates

(2)
Comprises $352 million of commercial properties, nil of residential development inventory, and $2 million of other assets at September  30, 2011 (December 31, 2010 -- $316 million, $1,244 million, and $331 million, respectively)

(3)
Comprises $164 million of commercial property debt, nil of residential development debt, and $9 million of other liabilities at September  30, 2011 (December 31, 2010 -- $165 million, $489 million, and $95 million, respectively)

CONSOLIDATED STATEMENTS OF INCOME

(US Millions)	Three months ended		Nine months ended
	9/30/11	9/30/10	9/30/11	9/30/10
Total revenue	$492	$323	$1,260	$929
Net operating income
Commercial operations	276	175	709	526
Interest and other income	41	28	114	56
	317	203	823	582
Expenses
Interest
Commercial property debt	139	74	341	221
Capital securities – corporate	14	14	43	43
General and administrative	35	30	103	89
Depreciation	3	2	7	8
Income before gains (losses), share of net earnings (losses) from equity accounted investments and income taxes	126	83	329	221
Gains (losses) and other items	150	—	150	—
Fair value gains (losses)	205	36	655	59
Share of net earnings (losses) from equity accounted investments(1)	17	60	489	358
Income (loss) before income tax expense	498	179	1,623	638
Income tax expense (benefit)	45	23	174	65
Net income (loss) from continuing operations	453	156	1,449	573
Income from discontinued operations	(8)	21	53	71
Net income (loss)	445	177	1,502	644
Non-controlling interests	30	18	150	63
Net income (loss) attributable to common shareholders	$415	$159	$1,352	$581

(1)
Includes valuation losses of $31 million and $5 million, respectively, for the three months ended September  30, 2011 and September 30, 2010 and gains of $310  million and $173 million for the nine months ended September 30, 2011 and September 30, 2010, respectively

	Three months ended		Nine months ended
	9/30/11	9/30/10	9/30/11	9/30/10
Earnings (loss) per share attributable to common shareholders - basic
Continuing operations	$0.81	$0.26	$2.50	$0.96
Discontinued operations	(0.01)	0.04	0.11	0.14
	$0.80	$0.30	$2.61	$1.10

	Three months ended		Nine months ended
	9/30/11	9/30/10	9/30/11	9/30/10
Earnings (loss) per share attributable to common shareholders -diluted
Continuing operations	$0.73	$0.24	$2.27	$0.90
Discontinued operations	(0.01)	0.04	0.10	0.13
	$0.72	$0.28	$2.37	$1.03

RECONCILATION TO FUNDS FROM OPERATIONS

(US Millions, except per share amounts)	Three months ended		Nine months ended
	9/30/11	9/30/10	9/30/11	9/30/10
Net income (loss) attributable to common shareholders	$415	$159	$1,352	$581
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(205)	(36)	(655)	(59)
Fair value adjustments in earnings from equity accounted investments	31	5	(310)	(173)
Gains (losses) and other items	(150)	—	(150)	—
Non-controlling interests in above items	19	4	105	24
Income taxes	45	23	174	65
Discontinued operations(1)	14	17	(23)	29
Cash payments under interest rate swap contracts	(1)	(3)	(4)	(9)
Funds from operations before gains	168	169	489	458
Realized gain on investment	—	—	—	53
Funds from operations	$168	$169	$489	$511
Preferred share dividends	(13)	(10)	(41)	(27)
FFO attributable to common shareholders	$155	$159	$448	$484
Weighted average common shares outstanding	508.3	505.9	508.4	506.0
FFO before gains per common share	$0.30	$0.32	$0.88	$0.87
FFO per common share	$0.30	$0.32	$0.88	$0.97

(1)	Reflects fair value and other gains net of income taxes

COMMERCIAL PROPERTY NET OPERATING INCOME

(US Millions)	Three months ended		Nine months ended
	9/30/11	9/30/10	9/30/11	9/30/10
Revenue from continuing operations	$461	$297	$1,167	$884
Operating expenses	(185)	(122)	(458)	(358)
Net operating income	$276	$175	$709	$526

DISCONTINUED OPERATIONS

(US Millions)	Three months ended		Nine months ended
	9/30/11	9/30/10	9/30/11	9/30/10
Commercial revenue from discontinued operations	$14	$14	$41	$42
Operating expenses	(7)	(8)	(20)	(22)
Commercial net operating income from discontinued operations	7	6	21	20
Residential development revenue	—	133	83	359
Operating expenses	—	(101)	(70)	(279)
Residential development net operating income	—	32	13	80
Interest and other income	—	2	1	8
Interest expense	(1)	(2)	(5)	(8)
Funds from discontinued operations	6	38	30	100
Fair value and other gains (losses)	(15)	(6)	28	(4)
Income taxes related to discontinued operations and other	1	(11)	(5)	(25)
Discontinued operations	$(8)	$21	$53	$71